SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

Relationship with Auditors

Gafisa S.A. (“Company”), in compliance to CVM Instruction No. 381/03, dated as of January 14, 2003, hereby discloses to its shareholders and the market that the Company’s policy on contracting services unrelated to external audit from our independent auditors is based on principles that preserve the autonomy of the independent auditor. These internationally accepted principles consist of the following: (a) the auditor cannot audit its own work; (b) the auditor cannot serve a management function in its client; and (c) the auditor shall not promote the interests of its clients. In this sense, in 2011 our auditors only carried out works related to the audit of financial statements.

In regards to the procedures adopted by the Company in compliance with the provisions of item III, Art. 2, of CVM Instruction No. 381/03, the Company and its subsidiaries adopt as formal procedure, before contracting professional services other than those related to external audit, consult with the independent auditors, in order to assure that the provision of other services does not affect their independency nor objectivity necessary for providing independent audit services, in addition to obtaining the proper approval from its Audit Committee. Moreover, formal representations from these auditors are required on their independency in the provision of unrelated audit services.

In 2011 we did not contract services from independent auditors that exceeded 5% of the contract amount.

São Paulo, April 23, 2012

GAFISA S.A.

Andre Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer